October 12, 2007
By Electronic Submission
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SoundBite Communications, Inc. Amendment No. 5 to Registration Statement on Form S-1 File No. 333-142144
Ladies and Gentlemen:
Submitted herewith for filing on behalf of SoundBite Communications, Inc. (the “Company”) is Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of common stock of the Company.
This filing is being effected by direct transmission to the Commission’s EDGAR System. The Company has previously caused the filing fee to be wire transferred to the Commission’s account at the Mellon Bank in Pittsburgh.
The Registration Statement relates to the Company’s initial public offering of securities. It is the current intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective early next week.
Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.
Wilmer Cutler Pickering Hale and Dorr LLP hereby confirms that the reference made in our opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Please contact the undersigned at (617) 526-6038 or Douglas J. Barry at (617) 526-6501 with any questions or comments you may have regarding this filing.
Very truly yours,
/s/ Mark L. Johnson
Mark L. Johnson